UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NET2PHONE, INC.

(Name of Subject Company (Issuer))

NTOP ACQUISITION, INC.

IDT CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64108N10

(CUSIP Number of Class of Securities)

Ira A. Greenstein

President

IDT Corporation

520 Broad Street

Newark, New Jersey 07102

(973) 438-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joyce Mason, Esq. General Counsel IDT Corporation 520 Broad Street Newark, New Jersey 07102 (973) 438-1000	Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$92,298,516	$10,863.54
*	Estimated solely for purposes of calculating the amount of the filing fee. This calculation assumes the purchase of 46,149,258 shares of the common stock, par value $0.01 per share (the “Shares”), of Net2Phone, Inc. (“Net2Phone”), including Shares issuable upon exercise of vested stock options and upon conversion of shares of the class A common stock, par value $0.01 per share (“Class A Common Stock”), of Net2Phone, at a price per Share of $2.00 in cash. Such number of Shares represents 48,890,306 Shares outstanding and Shares issuable upon exercise of vested stock options and upon conversion of the shares of Class A Common Stock, in each case not already beneficially owned by IDT Corporation (“IDT”), as of November 1, 2005, less the 2,773,798 Shares already beneficially owned by IDT. The amount of the filing fee, calculated in accordance with Rule 0–11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 equals $117.70 per $1,000,000.00 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,863.54

Form or Registration Number: Schedule TO/13E-3 (SEC File No. 005-56655)

Filing Parties: NTOP Acquisition, Inc. and IDT Corporation.

Date Filed: November 10, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Amendment No. 1 to Schedule TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the “Initial Schedule TO”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2005 by NTOP Acquisition, Inc., a Delaware corporation (“NTOP Acquisition”), and IDT Corporation, a Delaware corporation (“IDT”) (the Initial Schedule TO, together with this Amendment No. 1, is collectively referred to as the “Schedule TO”). This Amendment No. 1 relates to the tender offer by NTOP Acquisition, a wholly-owned subsidiary of IDT, to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of Net2Phone, Inc., a Delaware corporation (“Net2Phone”), not otherwise beneficially owned by IDT (the “Shares”), at a purchase price of $2.00 net per Share in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 2005 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(i) to the Initial Schedule TO, and the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(ii) to the Initial Schedule TO.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information incorporated by reference into Item 5(b) of the Schedule TO is hereby amended and supplemented by the following amendment:

1.	The following new paragraphs are added to the Offer to Purchase after the final paragraph under the caption “Special Factors — Section 1. Background of the Offer” on page 10:

“On November 17, 2005, Net2Phone issued a press release announcing that it had received $18.8 million from Altice One (“Altice”) due to a change in ownership of Altice’s cable properties. The press release, which was also attached as an exhibit to the Current Report on Form 8-K filed by Net2Phone with the SEC on November 17, 2005, stated that Net2Phone had informed Altice and its third-party acquiror of Net2Phone’s belief that the $18.8 million payment was approximately $29 million less than the predetermined buyout payment believed by Net2Phone to be required under its agreements with Altice.

On November 18, 2005, representatives of IDT and representatives of Net2Phone discussed the Altice development via conference call. Subsequently, counsel for IDT and counsel for Net2Phone conducted several brief discussions regarding the implications of the Altice development.

On November 21, 2005, counsel for the plaintiffs challenging the Offer sent a letter to counsel for IDT stating that, as a result of the Altice development, counsel for the plaintiffs believed that the $2.00 net per Share in cash Offer price should be increased by at least $0.25 per Share.

On November 22, 2005, Ira A. Greenstein, President of IDT, sent the following letter to James R. Mellor, Chairman of the Independent Committee:

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November 22, 2005

Mr. James R. Mellor

Chairman of the Independent Committee of

The Board of Directors of Net2Phone, Inc.

520 Broad Street

Newark, NJ 07102

Dear Jim:

We have read Net2Phone’s press release and Form 8-K filing of November 17, 2005 regarding the Altice One contract termination and I have been informed that there have been some brief conversations between our respective counsel regarding the implications of those developments on IDT’s currently pending tender offer for the Net2Phone common stock it does not already own. Specifically, there have been statements to the effect that the payment received by Net2Phone from Altice, as well as the value of the additional claim Net2Phone believes it has against Altice as set forth in the press release, should lead to an increase in the price that IDT is offering to pay in the tender offer.

According to Net2Phone’s announcement, Net2Phone received $18.8 million in cash from Altice. The press release indicates that the Altice payment would be accompanied by a corresponding decrease of $7 million dollars on Net2Phone’s balance sheet for “consideration paid to customers.” Thus, the net impact is an increase of only $11.8 million. This does not, however, take into account Net2Phone’s continuing cash burn since July 31, 2005, the date of the then-most recently available Net2Phone financial statements on which IDT based its offer. Given the recent rate of negative cash flow experienced by Net2Phone, it is likely that the effect of the cash received from Altice would be completely offset by cash losses in the first and second quarters of fiscal 2006.

Net2Phone also announced that it believes that it has a claim for an additional $29 million against Altice. The value of the additional claim against Altice at this point is entirely speculative. What is far less speculative are the material adverse implications that the Altice cancellation has, not only for Net2Phone Cable Telephony’s European business but for the entire NCT business. These effects are likely to substantially outweigh any additional recovery—and it is not clear that there will be any recovery—that Net2Phone may realize on its claim against Altice.

I am compelled to remind you that the valuation ranges contained in the Offer to Purchase were between $0.64 and $1.41 per share. IDT’s offer reflects a significant premium to that value as well as to the market value of the Net2Phone common stock prior to the announcement of the offer. An increase in Net2Phone’s valuation would need to be significant to justify an increase in the offer price. Further, the valuations contained in the Offer to Purchase were based on 77,598,000 million shares of Net2Phone common stock outstanding. As reported in Net2Phone’s proxy statement for its 2005 annual meeting, as of November 1, 2005, there were 78,529,679 shares of common stock outstanding, an increase of almost one million shares that, had they been included in IDT’s analysis, would have resulted in a decrease in the per share valuation of approximately $0.02.

The other bases for IDT’s valuation of Net2Phone remain unaffected by the announcement or any other information that has come to IDT’s attention since the launch of the tender offer on November 10, 2005. The Independent Committee had previously indicated that it would not oppose the offer at $2.00 per share. For the reasons stated above, we do not believe that any recent developments support an increase in the offer price or a change in the position of the Independent Committee.

Very truly yours,

/s/ Ira A. Greenstein

Ira A. Greenstein”

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SIGNATURES

After due inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this statement is true, complete and correct.

NTOP ACQUISITION, INC.

By:	/s/ Ira A. Greenstein
Name:	Ira A. Greenstein
Title:	President

IDT CORPORATION

By:	/s/ Ira A. Greenstein
Name:	Ira A. Greenstein
Title:	President

Date: November 23, 2005